

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 28, 2007

Mr. Claiborne P. Deming
Principal Executive Officer
Murphy Oil Corporation
200 Peach Street, P.O. Box 7000
El Dorado, AR 71731

> **Re:** **Murphy Oil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-08590**

Dear Mr. Deming:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business, page 1

Exploration and Production, page 1

1. You name a number of principal fields with net production rates and your working interest. However, it appears you would also need to disclose net proved oil and gas reserve estimates and other information for each of these fields to

comply with Instruction 3 to Item 102 of Regulation S-K. Providing this information only for large geographic areas is not generally sufficient.

2.   Please tell us the quantities of proved reserves attributed to Block 16 in Ecuador, included in your estimates of total reserves, that are expected to be recovered after the participation contract expires in early 2012.

3.   Tell us if you have booked proved reserves for the Azurite area in the Republic of Congo as of December 31, 2006. If so, tell us how many reserves were classified as proved. If not, tell us the reasons, indicate when you anticipate doing so, and describe the circumstances that you believe would precipitate this action.

4.   Please submit a graph showing actual and future estimated production over time, with the forecast of future reserves annotated on the graph, for each of the producing wells you have an interest in within the onshore and offshore areas of the United States, as of December 31, 2006. Please include oil, gas and water production on the graphs. Please also include your working and net interest, gross cumulative production and net reserves that you attributed to each well as of December 31, 2006.

Risk Factors, page 8

5.   Given the property information disclosed on page F-35, indicating that approximately 55% of your proved reserves are classified as undeveloped, it seems you would need to include a risk factor setting forth the percentage and quantity of undeveloped reserves, and discussing the possible ramifications it may have on future results, in terms of the costs of development, and the greater uncertainty of realizing, through future production, the reserve quantities estimated. Please include a similar discussion of your proved developed non-producing reserves if they are material.

Limited Control, page 9

6.   You indicate that most of your major producing properties are operated by others. Please also disclose the percentage of your reserves that you do not operate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Exploration and Production, page 18

7.   You indicate that the Front Runner field has experienced a series of well failures. Please tell us what you mean by this statement and what is required for the intervention work you cite. It should be clear whether you expect the series of well failures to impact proved reserves. Tell us if you have revised reserves downward in the Front Runner or Habanero fields in each of the last three years. If so, tell us by how much in each field, when you reduced reserves and the reasons.

Controls and Procedures, page 35

8.   We note your disclosure in which you state that there were *no significant changes* in your internal control over financial reporting that occurred during the fourth quarter of 2006 that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting. Please revise your disclosure to clarify whether there were *any changes* in your internal control over financial reporting, rather than limiting the representation to significant changes, as required by Item 308(c) of Regulation S-K.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief